                                                      UNITED STATES                                      OMB APPROVAL
                                           SECURITIES AND EXCHANGE COMMISSION                            ---------------------------
                                                 Washington, D.C. 20549                                  OMB Number: 3235-0058
                                                                                                         Expires: May 31, 1997
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                                                FORM 12b-25                                              SEC FILE NUMBER
                                        NOTIFICATION OF LATE FILING                                      33-27742
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(Check One): [X] Form 10-K    [ ] Form 20-F    [ ] Form 11-K  [ ] Form 10-Q   [ ]Form N-SAR              CUSIP NUMBER
                                                                                                         147 420 103
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                  For Period Ended:  December 31, 1996
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                      [ ]  Transition  Report on Form  10-K
                      [ ]  Transition  Report  on  Form  20-F
                      [ ]  Transition  Report on Form 11-K
                      [ ]  Transition  Report on Form 10-Q
                      [ ]  Transition Report on Form N-SAR
                  For the Transition Period Ended:_____________
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If notification  relates to a portion of the filing checked above,  identify the
Items(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

          Casdim International Systems, Inc.
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Full Name of Registrant

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Former Name if Applicable

          90 Park Avenue
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Address or Principal Executive Office (Street and Number)

                          New York, New York 10016
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form
          10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company was unable to integrate the textual and  financial  portions of its  10-KSB  Report  and  convert  such  report  into the EDGAR  format  without unreasonable effort and expense.
                                                                                                     (Attach Extra Sheets if Needed)
                                                                                                                     SEC 1344 (6/94)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Yehuda Shimshon       212                 984-1090
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      (Name)           (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attached Rider IV
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                       Casdim International Systems, Inc.
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                  (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 31 , 1997                  By: /s/Yehuda Shimshon
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                                        Chairman of the Board, President and CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf o f the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

                                    Rider IV

    For the year ended December 31, 1996 the Company's revenues decreased to $508,713 from $2,011,110 in 1995. The decrease in sales was principally attributable to the Company's decision to (i) concentrate its resources on entering the North American market, (ii) its failed efforts to lease kiosks, and
(iii) the determination of one of the Company's major customers to postpone delivery of kiosks until its financial condition improves.

     For the year ended December 31, 1996, the Company had a loss from operations of $1,219,634 as compared to income from operations of $1,131,124 in 1995. The Company's operating loss in 1996 was due primarily to the increase in the Company's selling, general and administrative expenses to $1,244,144 in 1996 from $237,016 in 1995. The increase was due primarily to the increased marketing costs associated with the Company's efforts to penetrate the North American market, costs associated with the establishment of executive offices in New York City, increased compensation, legal and accounting costs, and a charge in the second quarter of 1996 of approximately $164,000 arising from the issuance of stock options to the Company's former public relations firm